McDaniel Law Group, PC

PO Box 681235 Marietta, Georgia 30068-0021

Leigh Els Wilde, Esq. 404-668-8146 leigh.wilde@mcdanielhenry.com

January 22, 2010

VIA EDGAR

Securities and Exchange Commission
Main Filing Desk
100 F. Street, NE
Washington, DC 20549

RE:	Omnimmune Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarterly Periods Ended March 31, June 30, and September 30, 2009
File No. 333-145507

Ladies and Gentlemen:

On behalf of Omnimmune Holdings, Inc. (the “Company”), we hereby acknowledge receipt of the Staff’s comments regarding the above-referenced filings set forth in a letter to Harris A. Lichtenstein, Chief Executive Officer of the Company from the Commission dated December 23, 2009.  In response thereto, we are transmitting for filing Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K/A”).

We respond to the specific comments of the Staff as set forth below.  The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Form 10-K/A.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A.  Control and Procedures, Page 15

1.
Please revise your filing to provide management’s annual report on internal control over financial reporting as required by Item 308T of Regulation S-K.  Refer to Item 308T(a) for the four items that must be included in the report.

Response:  The Form 10-K/A, page 1 contains an amended annual report on internal control over financial information by the Company’s management containing the information required by Item 308T of Regulation S-K.

2.
In addition, please consider whether management’s failure to include management’s annual report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008 and revise your disclosure as appropriate.

Response:  Based on the fact that the Company’s Form 10-K for the year ended December 31, 2008, as filed with the SEC on April 15, 2009, did not contain all of the information required by Item 308T of Regulation S-K, management has determined and amended its disclosure to indicate its belief that, as of December 31, 2008, due to the material weakness existing in its internal controls, its disclosure controls and procedures were ineffective.  Please see Form 10-K/A, page 1.  The Company is currently conducting a further review in order to design enhanced controls and procedures to remedy this deficiency.

Exhibit 31.1

3.
Please note certifications must be worded exactly as required by Item 601(b)(31) of Regulation S-K.  Revise your Form 10-K to include the internal control over financial reporting language in the introductory language of paragraph 4 and as well as paragraph 4(b) of the certification.

Response:  The Company has reviewed the certification to its Form 10-K for the year ended December 31, 2008 and the certification information set forth in Item 601(b)(31).  The Company acknowledges that its certification was incorrect as filed, and as a result as part of the Form 10-K/A an amended Exhibit 31.1 is being filed that includes the internal control over financial reporting language in the introductory language of paragraph 4, as well as paragraph 4(b).

Forms 10-Q for the Quarterly Periods Ended March 31, 2009, June 30, 2009, and September 30, 2009

Notes to Consolidated Financial Statements

4.
Please confirm to us that the interim financial statements include all adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading.  Also, confirm for us that in future Forms 10-Q you will revise your disclosure to include an affirmative statement in the notes to the interim financial statements that the financial statements have be so adjusted.  Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Response:  The Company has reviewed the interim financial statements included in its Form 10-Qs for the Quarterly Periods ended March 31, June 30, and September 30, 2009 and Instruction 2 to Rule 8-03 of Regulation S-X.  The Company hereby confirms that the interim financial statements included in such Forms 10-Q include all adjustments, which are, in the opinion of management, necessary in order to make such financial statements not misleading.  Further, the Company hereby confirms that in all of its future Quarterly Reports on Form 10-Q it will include an affirmative statement in the notes to the interim financial statements that such financial statements include all adjustments, which are, in the opinion of management, necessary in order to make the financial statements not misleading.

Exhibit 31.1

5.	Confirm for us that in the future you will revise your certifications to identify yourself as “the registrant” and not “Omnimmune”.

Response:  The Company has reviewed the certifications to its Form 10-Qs for the Quarterly Periods ended March 31, June 30, and September 30, 2009 and the certification information set forth in Item 601(b)(31).  The Company acknowledges that its certifications were incorrect as filed and it confirms that each certification in its filings subsequent to the date hereof, including its Form 10-K for the fiscal year ending December 31, 2010, will include certifications worded exactly as required by Item 601(b)(31), including referring to ourselves as “the registrant”.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me at (404) 668-8146.

Kind regards,

McDANIEL LAW GROUP, PC

/s/ Leigh Els Wilde
Leigh Els Wilde

cc:	Harris A. Lichtenstein, Ph.D.
Howard Becker